                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)(1)

                                Geokinetics Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   372910 20 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                             c/o William R. Ziegler
                      Satterlee Stephens Burke & Burke LLP
                           230 Park Avenue, 11th Floor
                    New York, New York 10169; (212) 404-8775
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1 (e), 240.13d-1 (f) or 240.13d-1
(g), check the following box [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 (b)
for other parties to whom copies are to be sent.
                         (Continued on following pages)

--------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 31 Pages

---------------------                                       --------------------
CUSIP No. 372910 20 8                  13D                   Page 2 of 31 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
    1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Blackhawk Investors II, L.L.C.
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    2                      (a)  [ ]
                           (b)  [ ]
--------------------------------------------------------------------------------
          SEC USE ONLY
    3

--------------------------------------------------------------------------------
          SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4     N/A (see Item 3)                                                 [ ]

--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5     TO ITEMS 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6     Delaware

--------------------------------------------------------------------------------
                                  SOLE VOTING POWER
                            7     See Item 5(b)

        NUMBER OF         ------------------------------------------------------
         SHARES                   SHARED VOTING POWER
      BENEFICIALLY          8     See Item 5(b)
        OWNED BY
          EACH            ------------------------------------------------------
       REPORTING                  SOLE DISPOSITIVE POWER
      PERSON WITH           9     See Item 5(b)

                          ------------------------------------------------------
                                  SHARED DISPOSITIVE POWER
                            10    See Item 5(b)

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11     5,317,804 shares of Common Stock (See Item 5 (a))

--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12     CERTAIN SHARES (SEE INSTRUCTIONS)                                [X]

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13     28.0% (See Item 5(a))

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)
   14     OO (Limited liability company)

--------------------------------------------------------------------------------

                               Page 2 of 31 Pages

---------------------                                       --------------------
CUSIP No. 372910 20 8                  13D                   Page 3 of 31 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Blackhawk Investors, L.L.C.
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    2                       (a)  [ ]
                            (b)  [ ]
--------------------------------------------------------------------------------
           SEC USE ONLY
    3

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4      N/A

--------------------------------------------------------------------------------
           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEMS 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6      Delaware

--------------------------------------------------------------------------------
                                  SOLE VOTING POWER
                            7     None (See Item 5(b))

        NUMBER OF         ------------------------------------------------------
         SHARES                   SHARED VOTING POWER
      BENEFICIALLY          8     None (See Item 5(b))
        OWNED BY
          EACH            ------------------------------------------------------
       REPORTING                  SOLE DISPOSITIVE POWER
      PERSON WITH           9     None (See Item 5(b))

                          ------------------------------------------------------
                                  SHARED DISPOSITIVE POWER
                            10    None (See Item 5(b))

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11     None (See Item 5 (e))

--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12     CERTAIN SHARES  (SEE INSTRUCTIONS)                                [ ]

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13     N/A (See Item 5(a))

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)
   14     OO (Limited liability company)

--------------------------------------------------------------------------------

                               Page 3 of 31 Pages

---------------------                                       --------------------
CUSIP No. 372910 20 8                  13D                   Page 4 of 31 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  (ENTITIES ONLY)
           Blackhawk Capital Partners
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    2                       (a)  [ ]
                            (b)  [ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
           SOURCE OF FUNDS  (SEE INSTRUCTIONS)
    4      N/A

--------------------------------------------------------------------------------
           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEMS 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6      Texas

--------------------------------------------------------------------------------
                                  SOLE VOTING POWER
                            7     See Item 5(b)

        NUMBER OF         ------------------------------------------------------
         SHARES                   SHARED VOTING POWER
      BENEFICIALLY          8     See Item 5(b)
        OWNED BY
          EACH            ------------------------------------------------------
       REPORTING                  SOLE DISPOSITIVE POWER
      PERSON WITH           9     See Item 5(b)

                          ------------------------------------------------------
                                  SHARED DISPOSITIVE POWER
                            10    See Item 5(b)

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11     5,317,804 shares of Common Stock (See Item 5 (a))

--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12     CERTAIN SHARES  (SEE INSTRUCTIONS)                                [X]

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13     28.0% (See Item 5(a))

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)
   14     PN

--------------------------------------------------------------------------------

                               Page 4 of 31 Pages

---------------------                                       --------------------
CUSIP No. 372910 20 8                  13D                   Page 5 of 31 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  (ENTITIES ONLY)
           Somerset Capital Partners
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    2                       (a)  [ ]
                            (b)  [ ]
--------------------------------------------------------------------------------
           SEC USE ONLY
    3

--------------------------------------------------------------------------------
           SOURCE OF FUNDS  (SEE INSTRUCTIONS)
    4      N/A

--------------------------------------------------------------------------------
           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEMS 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6      New York

--------------------------------------------------------------------------------
                                  SOLE VOTING POWER
                            7     See Item 5(b)
        NUMBER OF         ------------------------------------------------------
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY                See Item 5(b)
        OWNED BY          ------------------------------------------------------
          EACH              9     SOLE DISPOSITIVE POWER
       REPORTING                  See Item 5(b)
      PERSON WITH         ------------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  See Item 5(b)
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11     339,374 shares of Common Stock (See Item 5 (a))

--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12     CERTAIN SHARES  (SEE INSTRUCTIONS)                                [X]

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13     1.8% (See Item 5(a))

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)
   14     PN

--------------------------------------------------------------------------------

                               Page 5 of 31 Pages

---------------------                                       --------------------
CUSIP No. 372910 20 8                  13D                   Page 6 of 31 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  (ENTITIES ONLY)
           Kestrel Capital, LP
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    2                       (a)  [ ]
                            (b)  [ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
           SOURCE OF FUNDS  (SEE INSTRUCTIONS)
    4      WC (See Item 3)

--------------------------------------------------------------------------------
           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEMS 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6      Texas

--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                  See Item 5(b)

        NUMBER OF         ------------------------------------------------------
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY                See Item 5(b)
        OWNED BY
          EACH            ------------------------------------------------------
       REPORTING            9     SOLE DISPOSITIVE POWER
      PERSON WITH                 See Item 5(b)

                          ------------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  See Item 5(b)

--------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          667,000 shares of Common Stock upon conversion of shares of Series A
          Preferred Stock (See Item 5 (a))
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12     CERTAIN SHARES  (SEE INSTRUCTIONS)                                [X]

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13     3.4% (See Item 5(a))

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)
   14     PN

--------------------------------------------------------------------------------

                               Page 6 of 31 Pages

---------------------                                       --------------------
CUSIP No. 372910 20 8                  13D                   Page 7 of 31 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  (ENTITIES ONLY)
           Cerrito Partners
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    2                       (a)  [ ]
                            (b)  [ ]
--------------------------------------------------------------------------------
           SEC USE ONLY
    3

--------------------------------------------------------------------------------
           SOURCE OF FUNDS  (SEE INSTRUCTIONS)
    4      WC (See Item 3)

--------------------------------------------------------------------------------
           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEMS 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6      Texas

--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                  See Item 5(b)

        NUMBER OF         ------------------------------------------------------
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY                See Item 5(b)
        OWNED BY
          EACH            ------------------------------------------------------
       REPORTING            9     SOLE DISPOSITIVE POWER
      PERSON WITH                 See Item 5(b)

                          ------------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  See Item 5(b)

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11     833,000 shares of Common Stock upon the conversion of shares of Series
          A Preferred Stock (See Item 5 (a))
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12     CERTAIN SHARES  (SEE INSTRUCTIONS)                                [X]

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13     4.2% (See Item 5(a))

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)
   14     PN

--------------------------------------------------------------------------------

                               Page 7 of 31 Pages

---------------------                                       --------------------
CUSIP No. 372910 20 8                  13D                   Page 8 of 31 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  (ENTITIES ONLY)
           Thomas H. O'Neill, Jr.
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    2                       (a)  [ ]
                            (b)  [ ]
--------------------------------------------------------------------------------
           SEC USE ONLY
    3

--------------------------------------------------------------------------------
           SOURCE OF FUNDS  (SEE INSTRUCTIONS)
    4      PF (See Item 3)

--------------------------------------------------------------------------------
           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEMS 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6      United States

--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                  See Item 5(b)

        NUMBER OF         ------------------------------------------------------
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY                See Item 5(b)
        OWNED BY
          EACH            ------------------------------------------------------
       REPORTING            9     SOLE DISPOSITIVE POWER
      PERSON WITH                 See Item 5(b)

                          ------------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  See Item 5(b)

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11     523,374 shares of Common Stock, inclusive of shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock
          (See Item 5 (a))
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12     CERTAIN SHARES  (SEE INSTRUCTIONS)                                [X]

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13     2.7% (See Item 5(a))

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)
   14     IN

--------------------------------------------------------------------------------

                               Page 8 of 31 Pages

---------------------                                       --------------------
CUSIP No. 372910 20 8                  13D                   Page 9 of 31 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  (ENTITIES ONLY)
           Steven A. Webster
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    2                       (a)  [ ]
                            (b)  [ ]
--------------------------------------------------------------------------------
           SEC USE ONLY
    3

--------------------------------------------------------------------------------
           SOURCE OF FUNDS  (SEE INSTRUCTIONS)
    4      PF (See Item 3)

--------------------------------------------------------------------------------
           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEMS 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6      United States

--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                  See Item 5(b)

        NUMBER OF         ------------------------------------------------------
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY                See Item 5(b)
        OWNED BY
          EACH            ------------------------------------------------------
       REPORTING            9     SOLE DISPOSITIVE POWER
      PERSON WITH                 See Item 5(b)

                          ------------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  See Item 5(b)

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11     9,684,000 shares of Common Stock, inclusive of shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock
          (See Item 5 (a))
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12     CERTAIN SHARES  (SEE INSTRUCTIONS)                                [X]

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13     42.2% (See Item 5(a))

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)
   14     IN

--------------------------------------------------------------------------------

                               Page 9 of 31 Pages

---------------------                                       --------------------
CUSIP No. 372910 20 8                  13D                  Page 10 of 31 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  (ENTITIES ONLY)
           William R. Ziegler
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    2                       (a)  [ ]
                            (b)  [ ]
--------------------------------------------------------------------------------
           SEC USE ONLY
    3

--------------------------------------------------------------------------------
           SOURCE OF FUNDS  (SEE INSTRUCTIONS)
    4      PF (see Item 3)

--------------------------------------------------------------------------------
           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEMS 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6      United States

--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                  See Item 5(b)

        NUMBER OF         ------------------------------------------------------
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY                See Item 5(b)
        OWNED BY
          EACH            ------------------------------------------------------
       REPORTING            9     SOLE DISPOSITIVE POWER
      PERSON WITH                 See Item 5(b)

                          ------------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  See Item 5(b)

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11     7,028,234 shares of Common Stock, inclusive of shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock
          (See Item 5 (a))
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12     CERTAIN SHARES  (SEE INSTRUCTIONS)                                [X]

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13     34.6% (See Item 5(a))

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)
   14     IN

--------------------------------------------------------------------------------

                              Page 10 of 31 Pages

                                  SCHEDULE 13D

INTRODUCTION.

         Blackhawk Investors II, L.L.C., a Delaware limited liability company
("Blackhawk II"), Blackhawk Investors, L.L.C., a Delaware limited liability company in liquidation ("Blackhawk I"), Blackhawk Capital Partners, a Texas
general partnership ("BCP"), Somerset Capital Partners, a New York general partnership ("SCP"), Steven A. Webster, a natural person ("Webster"), William R.
Ziegler, a natural person ("Ziegler") and Thomas H. O'Neill, Jr., a natural person ("O'Neill"; O'Neill, Ziegler, Webster, BCP, Blackhawk I and Blackhawk II
being sometimes hereinafter individually referred to as an "Initial Reporting
Person" and collectively as the "Initial Reporting Persons") are signatories to a certain Schedule 13D which was jointly filed with the Securities and Exchange
Commission (the "Commission") on May 12, 2003 by the Initial Reporting Persons
(the "Initial Group Schedule 13D Filing") because (i) such persons may have been deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1)
promulgated pursuant to the Securities Exchange Act of 1934, as amended (the
"Exchange Act") by virtue of the fact that they may have acted in concert in connection with their acquisition of certain securities of the Company (as hereinafter defined), pursuant to the terms and conditions of a certain
Securities Purchase and Exchange Agreement dated as of May 2, 2003 among the
Initial Reporting Persons, the Company and certain other persons signatory thereto (the "2003 Securities Purchase Agreement"), (ii) due to certain affiliations and relationships among the Initial Reporting Persons, some of the
Initial Reporting Persons may be deemed to own beneficially the same securities acquired from the Company by certain other Initial Reporting Persons, and (iii)
most of the Initial Reporting Persons are parties to a certain Shareholders
Agreement dated as of May 2, 2003 among such Initial Reporting Persons on the one hand, an unaffiliated third party shareholder on the other hand and the
Company (the "Shareholders Agreement").

         The reporting persons named in Item 2 below (hereinafter sometimes individually referred to as a "Reporting Person" and collectively as the
"Reporting Persons") are hereby jointly filing this Amendment No. 1 to the
Initial Group Schedule 13D Filing (hereinafter sometimes referred to as this
"Amended Group Schedule 13D Filing") to disclose: (i) the acquisition of certain shares of newly authorized Series A Senior Convertible Preferred Stock, par value $10.00 per share, of the Company (the "Series A Preferred Stock") by certain of the Initial Reporting Persons and two new Reporting Persons that are affiliates of Webster, pursuant to the terms and conditions of a certain
Securities Purchase Agreement dated as of November 30, 2004 among the Company, most of the Reporting Persons, and certain other persons signatory thereto (the
"2004 Securities Purchase Agreement"); and (ii) that effective as of December 8,
2003, Blackhawk I ceased to own beneficially any shares of Common Stock of the
Company and therefore is no longer a Reporting Person.

         In accordance with Rule 13d-1(f) promulgated pursuant to the Exchange
Act, the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Amended Group Schedule 13D Filing
(the "Group Filing Agreement"), a copy of which is attached hereto as Exhibit
IX. A copy of the 2004 Securities Purchase Agreement is

                              Page 11 of 31 Pages

attached as Exhibit X hereto and a copy of the Shareholders Agreement is attached as Exhibit III to the Initial Group Schedule 13D Filing.

         Capitalized terms used herein without definition shall have the respective meanings ascribed to them in the Initial Group Schedule 13D Filing.

ITEM 1.  SECURITY AND ISSUER.

         No change.

ITEM 2.  IDENTITY AND BACKGROUND.

         There is no change in the information set forth in Item 2 of the
Initial Schedule 13D Filing, except as follows:

         (i) On December 8, 2003, Blackhawk I effected a private sale of its shares of Common Stock and subsequently completed a pro rata liquidating distribution of its assets (including the cash proceeds from the sale of shares of Common Stock of the Company and its membership interest in Blackhawk II) to the members of Blackhawk I. Accordingly, Blackhawk I is no longer a Reporting
Person. See Item 5(e) below.

         (ii) The address of the principal business and the principal office of each of BCP, Webster and Carrizo Oil & Gas Company, Inc. is 1000 Louisiana,
Suite 1500, Houston, TX 77002.

         (iii) The following two paragraphs are added immediately prior to the last paragraph contained in Item 2 of the Initial Group Schedule 13D Filing:

         "Kestrel Capital, LP is a Texas limited partnership ("Kestrel").
Peregrine Management, LLC, a Texas limited liability company ("Peregrine"), is the sole general partner of Kestrel, and Webster is the President of Peregrine.
The name, business address, principal business or occupation of each other executive officer and manager of Peregrine is as set forth on Schedule A attached hereto. The principal business of Kestrel is private equity investments and the principal business of Peregrine is the management of Kestrel. The principal business and office address of each of Kestrel and Peregrine is 1000
Louisiana, Suite 1500, Houston, TX 77002.

         Cerrito Partners is a Texas general partnership ("Cerrito"). Webster is the sole managing general partner of Cerrito. The name, business address, principal business or occupation of each other general partner of Cerrito is as set forth on Schedule B attached hereto. The principal business of Cerrito is private equity investments and the principal business and office address of
Cerrito is 1000 Louisiana, Suite 1500, Houston, TX 77002."

         (iv) The last paragraph of Item 2 of the Initial Schedule 13D Filing is hereby amended to read in its entirety as follows:

                              Page 12 of 31 Pages

         "During the last five years, none of the Reporting Persons (nor any person named on Schedule A or Schedule B attached hereto) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
During the last five years, none of the Reporting Persons (nor any person named on Schedule A or Schedule B attached hereto) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The following paragraphs are hereby added at the end of Item 3 of the
Initial Group Schedule 13D Filing:

         "Pursuant to the terms and conditions of the 2004 Securities Purchase
Agreement, on November 30, 2004, Kestrel purchased 667 shares of Series A
Preferred Stock of the Company (initially convertible into 667,000 shares of
Common Stock from the Company) in a private placement transaction, for an aggregate cash purchase price of $200,100. The source of funds for the $200,100 aggregate purchase price for the Series A Preferred Stock of the Company purchased by Kestrel pursuant to the 2004 Securities Purchase Agreement was working capital of Kestrel.

         Pursuant to the terms and conditions of the 2004 Securities Purchase
Agreement, on November 30, 2004, Cerrito purchased 833 shares of Series A
Preferred Stock of the Company (initially convertible into 833,000 shares of
Common Stock from the Company) in a private placement transaction, for an aggregate cash purchase price of $249,900. The source of funds for the $249,900 aggregate purchase price for the Series A Preferred Stock of the Company purchased by Cerrito pursuant to the 2004 Securities Purchase Agreement was working capital of Cerrito.

         Pursuant to the terms and conditions of the 2004 Securities Purchase
Agreement, on November 30, 2004, Webster purchased 2,451 shares of Series A
Preferred Stock of the Company (initially convertible into 2,451,000 shares of
Common Stock from the Company) in a private placement transaction, for an aggregate cash purchase price of $735,300. The source of funds for the $735,300 aggregate purchase price for the Series A Preferred Stock of the Company purchased by Webster pursuant to the 2004 Securities Purchase Agreement was personal funds of Webster.

         Pursuant to the terms and conditions of the 2004 Securities Purchase
Agreement, on November 30, 2004, Ziegler purchased 1,295 shares of Series A
Preferred Stock of the Company (initially convertible into 1,295,000 shares of
Common Stock from the Company) in a private placement transaction, for an aggregate cash purchase price of $388,500. The source of funds for the $388,500 aggregate purchase price for the Series A Preferred Stock of the Company purchased by Ziegler pursuant to the 2004 Securities Purchase Agreement was personal funds of Ziegler.

                              Page 13 of 31 Pages

         Pursuant to the terms and conditions of the 2004 Securities Purchase
Agreement, on November 30, 2004, O'Neill purchased 184 shares of Series A
Preferred Stock of the Company (initially convertible into 184,000 shares of
Common Stock from the Company) in a private placement transaction, for an aggregate cash purchase price of $55,200. The source of funds for the $55,200 aggregate purchase price for the Series A Preferred Stock of the Company purchased by O'Neill pursuant to the 2004 Securities Purchase Agreement was personal funds of O'Neill."

ITEM 4.  PURPOSE OF TRANSACTION.

         The following paragraphs are hereby added at the end of Item 4 of the
Initial Group Schedule 13D Filing:

         "Pursuant to the Securities Purchase Agreement, some of the Reporting
Persons purchased an aggregate of 5,430 of the 8,333 shares of newly authorized
Series A Preferred Stock from the Company, for which the designation of rights and preferences is set forth in the Certificate of Designation of the Series A
Senior Convertible Preferred Stock (the "Certificate of Designation"), a copy of which is attached hereto as Exhibit XI. Each share of Series A Preferred Stock is initially convertible into 1,000 shares of the Company's Common Stock, commencing upon purchase. The conversion ratio is subject to adjustment upon the occurrence of certain events. The Series A Preferred Stock may be converted at any time at the option of the holder. The holders of the shares of Series A
Preferred Stock will be entitled to receive cumulative dividends at the rate of
6% per annum compounded annually. Dividends on the Series A Preferred Stock may be paid in kind, at the option of the Company. In addition, holders of the
Series A Preferred Stock will participate in all dividends paid to holders of the Common Stock on an "as-converted" basis. The shares of Series A Preferred
Stock will rank senior to all other capital stock of the Company in liquidation.
In liquidation, each share of Series A Preferred Stock will be entitled to receive (i) $300.00 per share, (ii) any accrued, but unpaid dividends, and (iii)
a pro rata share of the remaining proceeds available for distribution to holders of the Company's Common Stock on an "as-converted" basis.

         Pursuant to the terms of the Certificate of Designation of Series A
Preferred Stock, each share of Series A Preferred Stock entitles the holder thereof to vote with the holders of the Common Stock on all matters on an "as converted basis." In addition, the consent of the holders of a majority of the
Series A Preferred Stock is required for any action which: (i) amends the preferences, rights or privileges of the Series A Preferred Stock or materially affects the holders of the Series A Preferred Stock, as a class, in an adverse manner; (ii) amends the Company's certificate of incorporation; (iii) creates any class or series of the Company's capital stock on parity with or having preference over the Series A Preferred Stock; (iv) authorizes the Company's liquidation, a merger in which the Company is not the surviving entity, the
Company's recapitalization, or a sale or transfer of all or substantially all of the Company's assets; and (v) certain other corporate actions.

                              Page 14 of 31 Pages

         The Certificate of Designation further provides that (i) if the Company issues Common Stock or any type of securities giving the holders thereof the right to purchase Common Stock at a price below the conversion price of the
Series A Preferred Stock, the numbers, rights and privileges of the shares of
Common Stock into which the Series A Preferred Stock shall be convertible shall be increased, decreased or changed in like manner as if such shares of Common
Stock had been issued and outstanding, fully paid and non-assessable at the time of such occurrence, and (ii) the shares of Series A Preferred Stock will be automatically converted into shares of Common Stock at any time the Company closes an underwritten public offering at a price per share of Common Stock of at least $1.20, with net proceeds to the Company or the selling shareholders of at least $20,000,000.

         Holders of the Series A Preferred Stock are entitled to require the
Company to redeem their shares of Series A Preferred Stock, if not previously converted, at any time after October 31, 2009, for the original purchase price of $300.00 per share, plus any accrued but unpaid dividends. At any time after
October 31, 2011, the Company may redeem, upon not less than 90 days prior notice, the then outstanding shares of Series A Preferred Stock for a payment equal to the original purchase price of $300.00 per share, plus any accrued but unpaid dividends.

         Each holder of Series A Preferred Stock has a preemptive right to purchase any new equity securities offered for sale by the Company. Each such holder's right is limited to a pro rata share of the securities offered, based upon such holder's pro rata ownership of Common Stock, and assuming that all shares of Series A Preferred Stock had been converted to Common Stock as of the time of the proposed offering.

         The Certificate of Designation further provides that the holders of the
Series A Preferred Stock shall be entitled to elect one director to the Board of
Directors of the Company at each annual meeting of the stockholders of the
Company. To date, the holders of the Series A Preferred Stock have not exercised their contractual right to elect a director to the Board of Directors of the
Company.

         Pursuant to the terms of the 2004 Securities Purchase Agreement, the purchasers of the Series A Preferred Stock (including most of the Reporting
Persons) entered into a Registration Rights Agreement dated as of November 30,
2004 with the Company (the "Registration Rights Agreement"), pursuant to which the holders of the Series A Preferred Stock (i) are entitled to (A) two demand registration rights following the first anniversary of the closing, plus (B)
immediately exercisable and unlimited piggyback registration rights, and (ii)
have the right to cause the Company to file one or more registration statements to register the Common Stock underlying the Series A Preferred Stock for resale by the holders of the Series A Preferred Stock on Form S-3 (or comparable form)
provided that the number of shares of underlying Common Stock to be registered on each such registration statement have an aggregate price to the public of not less than $250,000, in each case, pari passu with the registration rights of the holders of the Company's Common Stock issued in the Restructuring.

         The Series A Preferred Stock (convertible into Common Stock) issued to the Reporting Persons pursuant to the terms and conditions of the 2004
Securities Purchase Agreement was acquired by such Reporting Persons not only for investment purposes, but also

                              Page 15 of 31 Pages

for the purpose of acquiring or maintaining, as the case may be, control of the
Company and influencing management.

         Although there is no present intention to do so, any of the Reporting
Persons may decide to make additional purchases of securities of the Company, including Common Stock, in the future either in the open market or in private transactions, subject to their evaluation of the Company's business, prospects and financial condition, the market for the securities of the Company, including
Common Stock, other opportunities available to the Reporting Persons, prospects for the respective business' of the Reporting Persons, general economic conditions, money and stock market conditions and other future developments.

         Depending upon the results of the reviews and the other factors mentioned above, any of the Reporting Persons, at any time, may decide to change his or its intention with respect to the acquisition and/or retention of securities of the Company (including, without limitation, shares of Common
Stock), including, without limitation, a determination to increase, decrease or entirely dispose of his or its holdings of Common Stock or other securities of the Company, although none of the Reporting Persons has any current intention to do so.

         Any of the Reporting Persons may also approach members of the Company's management in connection with the foregoing and/or any other matter enumerated in clauses (a) through (j) of Item 4 of Schedule 13D and/or Webster or Ziegler
may seek to influence the management of the Company in his capacity as a director of the Company.

         The descriptions of the 2004 Securities Purchase Agreement, the Series
A Preferred Stock and the Registration Rights Agreement (in each case, inclusive of the other agreements which are exhibits thereto), contained in this Item 4 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the 2004 Securities Purchase Agreement, the
Certificate of Designation of Series A Preferred Stock and the Registration
Rights Agreement, copies of which are attached hereto as Exhibits X, XI and XII, respectively, and incorporated herein by reference."

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         The following paragraphs are hereby inserted in lieu of and replace in their entirety the existing paragraphs set forth in Item 5 of the Initial Group
Schedule 13D Filing:

         "(a) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons named in Item 2 above are as follows:

         The aggregate number and percentage of the Common Stock which are owned beneficially and of record by Blackhawk II on the date hereof are 5,317,804 shares of Common Stock, or approximately 28.0% of the 18,992,113 shares of
Common Stock that are issued and outstanding as of September 30, 2004, as set forth in the Form 10-QSB of the Company for the quarter ended September 30, 2004 that was filed with the Commission on November 15, 2004 (the "September Form
10-QSB"). If all of the Reporting Persons named in Item 2 hereof are deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to

                              Page 16 of 31 Pages

the Exchange Act, whether by virtue of the voting agreements and co-sale rights contained in the Shareholders Agreement or otherwise, then Blackhawk II may be deemed to beneficially own all 11,239,056 shares, or approximately 46.0% of the estimated 24,422,113 shares of Common Stock that would be issued and outstanding assuming the conversion of all of the shares of Series A Preferred Stock collectively owned by the Reporting Persons into shares of Common Stock
(18,992,113 shares of Common Stock actually issued and outstanding as of such date, plus 5,430,000 shares of Common Stock issuable upon the conversion of the
Series A Preferred Stock owned collectively by the Reporting Persons). Blackhawk
II expressly disclaims beneficial ownership of any shares of Common Stock owned of record by the other Reporting Persons and all shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock owned by the other
Reporting Persons.

         Blackhawk I no longer owns any shares of Common Stock and no longer has a legal existence. See subsection (e) of this Item 5 below.

         The aggregate number and percentage of the Common Stock which are owned beneficially by BCP on the date hereof are 5,317,804 shares of Common Stock, or approximately 28.0% of the 18,992,113 shares of Common Stock that are issued and outstanding as of September 30, 2004, as set forth in the September Form 10-QSB, which number and percentage consist solely of the 5,317,804 shares owned of record by Blackhawk II, since BCP is the managing member of Blackhawk II. If all of the Reporting Persons named in Item 2 hereof are deemed to constitute a
"group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the
Exchange Act, whether by virtue of the voting agreements and co-sale rights contained in the Shareholders Agreement or otherwise, then BCP may be deemed to beneficially own all 11,239,056 shares, or approximately 46.0% of the estimated
24,422,113 shares of Common Stock that would be issued and outstanding assuming the conversion of all of the shares of Series A Preferred Stock collectively owned by the Reporting Persons into shares of Common Stock. BCP expressly disclaims beneficial ownership of any shares of Common Stock owned of record by the other Reporting Persons (other than Blackhawk II) and any shares of Common
Stock issuable upon the conversion of shares of Series A Preferred Stock owned by any of the Reporting Persons.

         The aggregate number and percentage of the Common Stock which are owned beneficially and of record by SCP on the date hereof are 339,374 shares of
Common Stock, or approximately 1.8% of the 18,992,113 shares of Common Stock that are issued and outstanding as of September 30, 2004, as set forth in the
September Form 10-QSB. If all of the Reporting Persons named in Item 2 hereof are deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1)
promulgated pursuant to the Exchange Act, whether by virtue of the voting agreements and co-sale rights contained in the Shareholders Agreement or otherwise, then SCP may be deemed to beneficially own all 11,239,056 shares, or approximately 46.0% of the estimated 24,422,113 shares of Common Stock that would be issued and outstanding assuming the conversion of all of the shares of
Series A Preferred Stock collectively owned by the Reporting Persons into shares of Common Stock. SCP expressly disclaims beneficial ownership of any shares of
Common Stock owned of record by the other Reporting Persons and any shares of
Common Stock issuable upon the conversion of shares of Series A Preferred Stock owned by any of the Reporting Persons.

                              Page 17 of 31 Pages

         The aggregate number and percentage of the Common Stock which are owned beneficially and of record by Kestrel on the date hereof are 667,000 shares of
Common Stock issuable upon the conversion of the 667 shares of Series A
Preferred Stock owned of record by Kestrel, or approximately 3.4% of the estimated 19,659,113 shares of Common Stock that would be issued and outstanding assuming the conversion of the shares of Series A Preferred Stock owned by
Kestrel into shares of Common Stock (18,992,113 shares actually outstanding as of September 30, 2004 as set forth in the September Form 10-QSB, plus 667,000 shares of Common Stock issuable upon the conversion of the 667 shares of Series
A Preferred Stock owned by Kestrel). If all of the Reporting Persons named in
Item 2 hereof are deemed to constitute a "group" within the meaning of Rule
13d-5(b)(1) promulgated pursuant to the Exchange Act, whether by virtue of the voting agreements and co-sale rights contained in the Shareholders Agreement or otherwise, then Kestrel may be deemed to beneficially own all 11,239,056 shares, or approximately 46.0% of the estimated 24,422,113 shares of Common Stock that would be issued and outstanding assuming the conversion of all of the shares of
Series A Preferred Stock collectively owned by the Reporting Persons into shares of Common Stock. Kestrel expressly disclaims beneficial ownership of any shares of Common Stock owned of record by the other Reporting Persons and any shares of
Common Stock issuable upon the conversion of shares of Series A Preferred Stock owned by any of the other Reporting Persons.

         The aggregate number and percentage of the Common Stock which are owned beneficially and of record by Cerrito on the date hereof are 833,000 shares of
Common Stock issuable upon the conversion of the 833 shares of Series A
Preferred Stock owned of record by Cerrito, or approximately 4.2% of the estimated 19,825,113 shares of Common Stock that will be issued and outstanding assuming the conversion of the shares of Series A Preferred Stock owned by
Cerrito into shares of Common Stock (18,992,113 shares actually outstanding as of September 30, 2004 as set forth in the September Form 10-QSB, plus 833,000 shares of Common Stock issuable upon the conversion of the 833 shares of Series
A Preferred Stock owned by Cerrito). If all of the Reporting Persons named in
Item 2 hereof are deemed to constitute a "group" within the meaning of Rule
13d-5(b)(1) promulgated pursuant to the Exchange Act, whether by virtue of the voting agreements and co-sale rights contained in the Shareholders Agreement or otherwise, then Cerrito may be deemed to beneficially own all 11,239,056 shares, or approximately 46.0% of the estimated 24,422,113 shares of Common Stock that would be issued and outstanding assuming the conversion of all of the shares of
Series A Preferred Stock collectively owned by the Reporting Persons into shares of Common Stock. Cerrito expressly disclaims beneficial ownership of any shares of Common Stock owned of record by the other Reporting Persons and any shares of
Common Stock issuable upon the conversion of shares of Series A Preferred Stock owned by any of the other Reporting Persons.

         The aggregate number and percentage of the Common Stock which are owned beneficially by O'Neill on the date hereof are 523,374 shares of Common Stock, or approximately 2.7% of the estimated 19,176,113 shares of Common Stock that would be issued and outstanding assuming the conversion of the shares of Series
A Preferred Stock owned of record by O'Neill into shares of Common Stock
(18,992,113 shares actually outstanding as of September 30, 2004 as set forth in the September Form 10-QSB, plus 184,000 shares of Common Stock issuable upon the conversion of the 184 shares of Series A Preferred Stock

                              Page 18 of 31 Pages

owned by O'Neill), which number and percentage consist solely of (i) the 339,374 shares of Common Stock owned of record by SCP, since O'Neill is one of three general partners of SCP and (ii) the 184,000 shares of Common Stock issuable upon the conversion of the 184 shares of Series A Preferred Stock owned by
O'Neill. If all of the Reporting Persons named in Item 2 hereof are deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Exchange Act, whether by virtue of the voting agreements and co-sale rights contained in the Shareholders Agreement or otherwise, then O'Neill may be deemed to beneficially own all 11,239,056 shares, or approximately 46.0% of the estimated 24,422,113 shares of Common Stock that will be issued and outstanding assuming the conversion of all of the shares of Series A Preferred Stock collectively owned by the Reporting Persons into shares of Common Stock. O'Neill expressly disclaims beneficial ownership of any shares of Common Stock owned of record by the Reporting Persons other than SCP and all shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock owned by any of the other Reporting Persons.

         The aggregate number and percentage of the Common Stock which are owned beneficially by Webster on the date hereof are 9,684,000 shares of Common Stock, or approximately 42.2% of the estimated 22,943,113 shares of Common Stock that would be issued and outstanding assuming the conversion of the shares of Series
A Preferred Stock owned beneficially by Webster into shares of Common Stock
(18,992,113 shares actually outstanding as of September 30, 2004 as set forth in the September Form 10-QSB, plus 3,951,000 shares of Common Stock issuable upon the conversion of the 3,951 shares of Series A Preferred Stock beneficially owned by Webster), which number and percentage consist of (i) the 75,822 shares of Common Stock owned of record by Webster, (ii) 339,374 shares of Common Stock owned of record by SCP, since Webster is one of three general partners of SCP,
(iii) the 5,317,804 shares of Common Stock owned of record by Blackhawk II, as
Webster is one of two partners of BCP, the managing member of Blackhawk II, (iv)
the 667,000 shares of Common Stock issuable upon the conversion of the 667 shares of Series A Preferred Stock owned of record by Kestrel, as Webster is the
President of Peregrine Management, LLC, the sole general partner of Kestrel, (v)
the 833,000 shares of Common Stock issuable upon the conversion of the 833 shares of Series A Preferred Stock owned of record by Cerrito, as Webster is the managing general partner of Cerrito, and (vi) the 2,451,000 shares of Common
Stock issuable upon the conversion of the 2,451 shares of Series A Preferred
Stock owned of record by Webster. If all of the Reporting Persons named in Item
2 hereof are deemed to constitute a "group" within the meaning of Rule
13d-5(b)(1) promulgated pursuant to the Exchange Act, whether by virtue of the voting agreements and co-sale rights contained in the Shareholders Agreement or otherwise, then Webster may be deemed to beneficially own all 11,239,056 shares, or approximately 46.0% of the estimated 24,422,113 shares of Common Stock that would be issued and outstanding assuming the conversion of all of the shares of
Series A Preferred Stock collectively owned by the Reporting Persons into shares of Common Stock. Webster expressly disclaims beneficial ownership of any shares of Common Stock owned of record by Ziegler and any shares of Common Stock issuable upon conversion of Series A Preferred Stock owned of record by Ziegler or O'Neill.

         The aggregate number and percentage of the Common Stock which are owned beneficially by Ziegler on the date hereof are 7,028,234 shares of Common Stock,
or

                              Page 19 of 31 Pages

approximately 34.6% of the estimated 20,287,113 shares of Common Stock that would be issued and outstanding assuming the conversion of the shares of Series
A Preferred Stock owned beneficially by Ziegler into shares of Common Stock
(18,992,113 shares actually outstanding as of September 30, 2004 as set forth in the September Form 10-QSB, plus 1,295,000 shares of Common Stock issuable upon the conversion of the 1,295 shares of Series A Preferred Stock beneficially owned by Ziegler), which number and percentage consist of (i) the 76,056 shares of Common Stock owned of record by Ziegler, (ii) 339,374 shares of Common Stock owned of record by SCP, since Ziegler is one of three general partners of SCP,
(iii) the 5,317,804 shares of Common Stock owned of record by Blackhawk II, as
Ziegler is one of two partners of BCP, the managing member of Blackhawk II, and
(iv) the 1,295,000 shares of Common Stock issuable upon the conversion of the
1,295 shares of Series A Preferred Stock owned of record by Ziegler. If all of the Reporting Persons named in Item 2 hereof are deemed to constitute a "group"
within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Exchange Act, whether by virtue of the voting agreements and co-sale rights contained in the
Shareholders Agreement or otherwise, then Ziegler may be deemed to beneficially own all 11,239,056 shares, or approximately 46.0% of the estimated 24,422,113 shares of Common Stock that would be issued and outstanding assuming the conversion of all of the shares of Series A Preferred Stock collectively owned by the Reporting Persons into shares of Common Stock. Ziegler expressly disclaims beneficial ownership of any shares of Common Stock owned of record by
Webster and any shares of Common Stock issuable upon the conversion of shares of
Series A Preferred Stock owned of record by any other Reporting Person.

         In addition, and notwithstanding the foregoing, if all of the Reporting
Persons named in Item 2 hereof and Valentis are deemed to constitute a "group"
within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Exchange Act, by virtue of the voting agreements and co-sale rights contained in the
Shareholders Agreement, then each of the Reporting Persons may be deemed to beneficially own all 16,556,859 shares, or approximately 67.8% of the estimated
24,422,113 shares of Common Stock that will be issued and outstanding assuming the conversion of all of the shares of Series A Preferred Stock collectively owned by the Reporting Persons into shares of Common Stock, collectively owned of record by all of the Reporting Persons and Valentis. In addition to the other disclaimers of beneficial ownership of securities set forth above, each of the
Reporting Persons expressly disclaims beneficial ownership of any and all shares of Common Stock owned of record by Valentis.

         (b) With respect to each person named in response to paragraph (a) of this Item 5 of Schedule 13D, set forth below are the number of shares of Common
Stock, as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition:

         Blackhawk II may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 5,317,804 shares of Common Stock owned of record by it. Notwithstanding the foregoing,
BCP, as the sole managing member of Blackhawk II, and each of Webster and
Ziegler, as the general partners of BCP, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of)
the 5,317,804 shares of Common Stock owned of record by Blackhawk II.

                              Page 20 of 31 Pages

         Blackhawk I no longer owns any shares of Common Stock and no longer has a legal existence. See subsection (e) of this Item 5 below.

         BCP, as the sole managing member of Blackhawk II, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 5,317,804 shares of Common Stock owned of record by
Blackhawk II.

         SCP may be deemed to have the sole power to vote (and direct the vote
of) and to dispose of (and direct the disposition of) the 339,374 shares of
Common Stock owned of record by it. Notwithstanding the foregoing, each of
O'Neill, Webster and Ziegler, as the general partners of SCP, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 339,374 shares of Common Stock owned of record by SCP.

         Kestrel may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 667,000 shares of
Common Stock issuable upon the conversion of the 667 shares of Series A
Preferred Stock owned of record by it. Notwithstanding the foregoing, Webster, as the President of Peregrine Management, LLC, the sole general partner of
Kestrel, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 667,000 shares of Common Stock issuable upon the conversion of the 667 shares of Series A Preferred Stock owned of record by Kestrel.

         Cerrito may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 833,000 shares of
Common Stock issuable upon the conversion of the 833 shares of Series A
Preferred Stock owned of record by it. Notwithstanding the foregoing, Webster, as the managing general partner of Cerrito, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of)
the 833,000 shares of Common Stock issuable upon the conversion of the 833 shares of Series A Preferred Stock owned of record by Cerrito.

         O'Neill has the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 184,000 shares of Common Stock issuable upon the conversion of the 184 shares of Series A Preferred Stock owned of record by him. In addition, O'Neill, as one of the three partners of SCP, may be deemed to share the power to vote (and direct the vote of) and to dispose of
(and direct the disposition of) the 339,374 shares of Common Stock owned of record by SCP.

         Webster has the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) (i) the 75,822 shares of Common Stock owned of record by him and (ii) the 2,451,000 shares of Common Stock issuable upon the conversion of the 2,451 shares of Series A Preferred Stock owned of record by him. In addition, Webster, (i) as a general partner of BCP, the sole managing member of Blackhawk II, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the
5,317,804 shares of Common Stock owned beneficially and of record by Blackhawk
II, (ii) as a general partner of SCP, may be deemed to share the power to vote
(and direct the vote of) and to dispose of (and direct the disposition of) the
339,374 shares of Common Stock owned beneficially and of

                              Page 21 of 31 Pages

record by SCP, (iii) as the President of Peregrine Management, LLC, the sole general partner of Kestrel, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 667,000 shares of Common Stock issuable upon the conversion of the 667 shares of Series
A Preferred Stock owned beneficially and of record by Kestrel, and (iv) as the managing general partner of Cerrito, may be deemed to share the power to vote
(and direct the vote of) and to dispose of (and direct the disposition of) the
833,000 shares of Common Stock issuable upon the conversion of the 833 shares of
Series A Preferred Stock owned beneficially and of record by Cerrito.

         Ziegler has the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) (i) the 76,056 shares of Common Stock owned of record by him and (ii) the 1,295,000 shares of Common Stock issuable upon the conversion of the 1,295 shares of Series A Preferred Stock owned of record by him. In addition, Ziegler, (i) as a general partner of BCP, the sole managing member of Blackhawk II, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the
5,317,804 shares of Common Stock owned beneficially and of record by Blackhawk
II, and (ii) as a general partner of SCP, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of)
the 339,374 shares of Common Stock owned beneficially and of record by SCP.

         In addition, notwithstanding the foregoing: (i) if the Reporting
Persons are deemed to constitute a "group" within the meaning of Section
13(d)(3) and Rule 13d-5(b), then (A) Webster and O'Neill may be deemed to share with Ziegler the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the (x) 76,056 shares of Common Stock owned of record by Ziegler and (y) 1,295,000 shares of Common Stock issuable upon the conversion of the 1,295 shares of Series A Preferred Stock owned of record by Ziegler, (B)
Ziegler and O'Neill may be deemed to share with Webster the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the (x)
75,822 shares of Common Stock owned of record by Webster and (y) 3,951,000 shares of Common Stock issuable upon the conversion of the 3,951 shares of
Series A Preferred Stock owned (whether of record or beneficially, as the case may be) by Webster, and (C) each of Blackhawk II, BCP, SCP, Cerrito and Kestrel may be deemed to share (x) with Webster, the power to vote (and direct the vote
of) and to dispose of (and direct the disposition of) the (1) 75,822 shares of
Common Stock owned of record by Webster and (2) 2,451,000 shares of Common Stock issuable upon the conversion of the 2,451 shares of Series A Preferred Stock owned of record by Webster, (y) with Ziegler, the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the (1) 75,822 shares of Common Stock owned of record by him and (2) 1,295,000 shares of Common Stock issuable upon the conversion of the 1,295 shares of Series A Preferred Stock owned of record by Ziegler, and (z) with O'Neill, the power to vote (and direct the vote of) and to dispose of (and to direct the disposition of) the 184,000 shares of Common Stock issuable upon the conversion of the 184 shares of Series
A Preferred Stock owned of record by O'Neill, and (D) each of Blackhawk II, BCP,
SCP, Cerrito and Kestrel may be deemed to share with each other the power to vote (and to direct the vote of) and to dispose of (and direct the disposition
of) (x) the 5,317,804 shares of Common Stock and 339,374 shares of Common Stock owned of record by Blackhawk II and SCP, respectively, and (y) the 833,000 shares of Common Stock and 667,000 shares of Common Stock issuable upon the conversion of the 833 shares of Series A Preferred Stock and 667 shares of
Series A Preferred Stock owned of record by Cerrito and Kestrel, respectively;
and (ii) by virtue of the voting agreements contained in the Shareholders
Agreement, during the three year term of such voting agreements, (A) each of the
Reporting Persons signatory to the Shareholders Agreement may be deemed to share with Valentis the power to vote (and direct the vote of) the 5,317,803 shares of
Common Stock owned of record by Valentis, but only with respect to any vote on the election of directors, and (B) Valentis may be deemed to share with the
Reporting Persons the power to vote (and direct the vote of) the 11,239,056 shares of Common Stock owned beneficially in the aggregate by the Reporting
Persons (inclusive of the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock owned by the Reporting Persons), but only with respect to any vote on the election of directors. Each of Webster and Ziegler expressly disclaims beneficial ownership of the shares of Common Stock owned of record by the other (inclusive of the shares of Common Stock issuable upon the

                              Page 22 of 31 Pages

conversion of shares of Series A Preferred Stock owned of record by the other).
O'Neill expressly disclaims beneficial ownership of the shares of Common Stock owned of record by Webster, Ziegler and Blackhawk II (inclusive of the shares of
Common Stock issuable the conversion of shares of Series A Preferred Stock owned of record by such person). Each of Ziegler and O'Neill disclaims beneficial ownership of the shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock owned of record by Kestrel and Cerrito. Each of
Blackhawk II, SCP, Kestrel and Cerrito expressly disclaims beneficial ownership of the shares of Common Stock owned of record by the other Reporting Persons
(inclusive of shares of Common Stock issuable upon the conversion of shares of
Series A Preferred Stock owned of record by such persons). BCP expressly disclaims beneficial ownership of the shares of Common Stock owned of record by
SCP, Webster, Ziegler, O'Neill, Kestrel and/or Cerrito (inclusive of shares of
Common Stock issuable upon the conversion of shares of Series A Preferred Stock owned of record by such persons). Except to the extent of the voting agreement set forth in the Shareholders Agreement, each of the Reporting Persons expressly disclaims beneficial ownership of the 5,317,803 shares of Common Stock owned of record by Valentis.

         (c) Except for the acquisition of the shares of Common Stock pursuant to the terms of the 2004 Securities Purchase Agreement, all as more fully disclosed in response to Items 3 and 4 above, during the past 60 days, none of the Reporting Persons (nor any person named in Schedule A or Schedule B hereto)
has effected any transaction in the Common Stock. See Items 3 and 4 above for further details in connection with the acquisition of the shares of Common Stock pursuant to the Securities Purchase Agreement.

         (d) Not applicable.

         (e) Effective as of December 8, 2003, Blackhawk I ceased to own any shares of Common Stock, as Blackhawk I sold all 86,667 shares of Common Stock previously owned by it to an unaffiliated third party in a private transaction on such date. Subsequently, Blackhawk I filed a Certificate of Cancellation with respect to its certificate of formation with the office of the Secretary of
State of Delaware, thus terminating its legal existence."

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         The following paragraphs are hereby added immediately prior to the last paragraph contained in Item 6 of the Initial Group Schedule 13D Filing:

                              Page 23 of 31 Pages

         "As previously disclosed in Item 4 above, some of the Reporting Persons are parties to the Securities Purchase Agreement, which provided for the sale and issuance of shares of Series A Preferred Stock (convertible at the option of the holder into shares of Common Stock) to such Reporting Persons. See Item 4 above for further details with respect to the provisions of the Securities
Purchase Agreement.

         In addition, contemporaneously with the execution and delivery of the
Securities Purchase Agreement, each of the Reporting Persons who purchased shares of Series A Preferred Stock entered into the Registration Rights
Agreement with the Company and the other purchasers of Series A Preferred Stock.
See Item 4 above for further details with respect to the provisions of the
Registration Rights Agreement.

         The descriptions of the Securities Purchase Agreement and the
Registration Rights Agreement contained in this Item 6 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Securities Purchase Agreement and Registration Rights
Agreement, copies of which are attached hereto as Exhibits X and XII, respectively, and incorporated herein by reference."

         The following paragraph replaces the last paragraph contained in Item 6 of the Initial Group Schedule 13D Filing:

         "Except as described above, none of the Reporting Persons (or any of the persons named in Schedule A or Schedule B attached hereto) is a party to any contracts, arrangements, understandings or relationships with respect to the securities of the issuer that are required to be disclosed under Item 6 of
Schedule 13D."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     IX. Amended Group Filing Agreement referred to in the Introduction.

     X.  2004 Securities Purchase Agreement referred to in the Introduction and in Items 2, 3, 4, 5 and 6.

     XI. Certificate of Designation of Series A Preferred Stock referred to in the Introduction and Items 4, 5 and 6.

     XII Registration Rights Agreement referred to in Items 4 and 6.

                              Page 24 of 31 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2005                BLACKHAWK INVESTORS II, L.L.C.
       -----------------------
                                       By: Blackhawk Capital Partners,
                                              its Managing Member

                                       By: /s/ WILLIAM R. ZIEGLER
                                           -------------------------------------
                                           William R. Ziegler, Partner

Dated: January 18, 2005                BLACKHAWK INVESTORS, L.L.C.
       -----------------------
                                       By: Blackhawk Capital Partners,
                                              its Managing Member

                                       By: /s/ WILLIAM R. ZIEGLER
                                           -------------------------------------
                                           William R. Ziegler, Partner

Dated: January 18, 2005                BLACKHAWK CAPITAL PARTNERS
       -----------------------

                                       By: /s/ WILLIAM R. ZIEGLER
                                           -------------------------------------
                                           William R. Ziegler, Partner

Dated: January 18, 2005                SOMERSET CAPITAL PARTNERS
       -----------------------

                                       By: /s/ WILLIAM R. ZIEGLER
                                           -------------------------------------
                                           William R. Ziegler, Partner

                              Page 25 of 31 Pages

Dated: January 18, 2005                KESTREL CAPITAL, LP
       -----------------------         By: Peregrine Management, LLC

                                       By: /s/ STEVEN A. WEBSTER
                                           -------------------------------------
                                           Steven A. Webster, President

Dated: January 18, 2005                CERRITO PARTNERS
       -----------------------

                                       By: /s/ STEVEN A. WEBSTER
                                           -------------------------------------
                                           Steven A. Webster, Partner

Dated: January 18, 2005                /s/ THOMAS H. O'NEILL, JR.
       -----------------------         -----------------------------------------
                                       Thomas H. O'Neill, Jr., Individually

Dated: January 18, 2005                /s/ STEVEN A. WEBSTER
       -----------------------         -----------------------------------------
                                       Steven A. Webster, Individually

Dated: January 18, 2005                /s/ WILLIAM R. ZIEGLER
       -----------------------         -----------------------------------------
                                       William R. Ziegler, Individually

                              Page 26 of 31 Pages

                                   SCHEDULE A

          EXECUTIVE OFFICERS AND MANAGERS OF PEREGRINE MANAGEMENT, LLC

                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                  (INCLUSIVE OF NAME, PRINCIPAL BUSINESS AND ADDRESS OF
NAME AND TITLE                    ORGANIZATION IN WHICH EMPLOYMENT IS CONDUCTED)           CITIZENSHIP
--------------                    ----------------------------------------------           -----------

Steven A. Webster, President      Chairman of Carrizo Oil & Gas, Inc., an independent      United States
                                  oil and gas company which is listed on the Nasdaq,
                                  with its principal place of business located at
                                  Cerrito is 1000 Louisiana, Suite 1500, Houston, TX
                                  77002

Barrett L. Webster, Manager       Manager of Peregrine Management, LLC, whose      United States
                                  principal business is to serve as the sole general
                                  partner of Kestrel Capital, LP, whose principal
                                  business is private equity investments. The business
                                  address of each of Barrett Webster, Peregrine and
                                  Kestrel is 1000 Louisiana, Suite 1500, Houston, TX 77002

                              Page 27 of 31 Pages

                                   SCHEDULE B

                      GENERAL PARTNERS OF CERRITO PARTNERS

                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                  (INCLUSIVE OF NAME, PRINCIPAL BUSINESS AND ADDRESS OF
NAME AND TITLE                    ORGANIZATION IN WHICH EMPLOYMENT IS CONDUCTED)           CITIZENSHIP
--------------                    ----------------------------------------------           -----------

Steven A. Webster, Managing       Chairman of Carrizo Oil & Gas, Inc., an independent      United States
General Partner                   oil and gas company which is listed on the Nasdaq,
                                  with its principal place of business located at 1000
                                  Louisiana, Suite 1500, Houston, TX  77002

Christopher Harte, General        Private investor whose principal business address is 2   United States
Partner                           Union Street, 5th Floor, Portland, Maine  04101

Elizabeth Owens, General          Private investor whose address is 10 Derne Street,        United States
Partner                           Boston, MA 02114

                              Page 28 of 31 Pages

                                  EXHIBIT INDEX
                                  -------------

Exhibit
Number            Description                                                                              Page No.
------            -----------                                                                            -----------

IX                Amended Group Schedule 13D Joint Filing Agreement dated January 18, 2004 among the           30
                  Reporting Persons

X                 Securities Purchase Agreement dated as of November 30, 2004 among the Company, the
                  Reporting Persons (other than Blackhawk I, Blackhawk II, BCP and SCP) and the other parties signatory thereto (Incorporated by reference to Form of Securities Purchase
                  Agreement attached as Exhibit 2.1 to the Form 8-K filed by the
                  Company with the Commission on December 6, 2004 (File No.
                  000-09268))

XI                Certificate of Designation of Series A Preferred Stock (Incorporated by reference to
                  Form of Certificate of Designation of Series A Preferred Stock attached as Exhibit
                  4.1 to the Form 8-K filed by the Company with the Commission on December 6, 2004 (File No. 000-09268))

XII               Registration Rights Agreement dated as of November 30, 2004 among the Company and the purchasers of Series A Preferred Stock (including some of the Reporting Persons)
                  (Incorporated by reference to Form of Registration Rights Agreement attached as
                  Exhibit 4.2 to the Form 8-K filed by the Company with the
                  Commission on December 6, 2004 (File No. 000-09268))

                              Page 29 of 31 Pages